UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2009

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Midnight Holdings Group, Inc.

File No. 33-22142 - CF#20892

_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from exhibits 10.6, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15 and 10.21 to the Form 10-KSB for the fiscal year ended December 31, 2006, as filed on September 11, 2007.

We denied your request because we concluded:

- the application fails to adequately demonstrate that public disclosure of the excluded information would create a substantial likelihood of competitive harm for the time period requested.

You may request that the Commission review this order by submitting a petition to the Office of the Secretary within five days, as required by 17 C.F.R. 201.430. Otherwise, we will make the information for which you requested confidential treatment available to the public.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel